SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF
CIMATRON LTD.
(THE "COMPANY")

HELD ON MAY 17, 2005

Mr. Yossi Ben Shalom, the Chairman of the Board of Directors of the Company, called the Extraordinary General Meeting (the "Meeting") to order at 9:00 AM (Israeli Time) at the offices of the Company, 11 Gush Etzion Street, Givat Shmuel, Israel, after notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of April 22, 2005. Mr. Yossi Ben Shalom called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 6,740,510 Ordinary Shares, par value NIS 0.10 per share of the Company, constituting 86% of the voting power of the Company.

Mr. Ben Shalom declared that the Meeting could be lawfully held and that a quorum was present.

Mr. Ben Shalom was appointed as Chairman of the Meeting.

THE AGENDA:

To elect each of the following directors as external directors of the Company (the “External Directors”) pursuant to the Israeli Companies Law, 1999:

(a)	Ofra Brown; and
(b)	Rami Entin.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

RESOLVED, to approve the appointment of Ofra Brown and Rami Entin as External Directors of the Company for a term of three year and until their respective successors are duly elected.

For: 6,740,510 (including 1,630,512 shares, which are not controlled by controlling shareholders of the Company).

Against: 200 shares.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business, the Meeting was adjourned.

By:	/s/ Yossi Ben-Shalom
CHAIRMAN - YOSSI BEN SHALOM

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Eli Gendler
Eli Gendler Chief Financial Officer

Dated: May 18, 2005